UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date May 21, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Supplemental 2006 Annual General Meeting Proxy Form

As disclosed in the announcement dated 18th May, 2007 issued by China Eastern Airlines Corporation Limited (the “Company”), a copy of which is accompanied herewith, the notice (the “AGM Notice”) convening the Company’s 2006 annual general meeting (the “AGM”) was issued on 15th May, 2007. In accordance with relevant procedural requirements under applicable PRC laws and regulations and the Company’s articles of association, 中國東方航空集團公司 (China Eastern Air Holding Company), the Company’s controlling shareholder, has put forward to the Company a proposal relating to candidates for appointment or re-election as directors and supervisors of the Company. The proposal will be included in the AGM Notice as newly added Ordinary Resolutions numbered 7 and 8 for approval by the Company’s shareholders by way of ordinary resolutions at the AGM.

In light of the newly added Ordinary Resolutions numbered 7 and 8 (the “New Resolutions”), the Company issues this Supplemental 2006 Annual General Meeting Proxy Form (“this Supplemental Proxy Form”). If you are entitled, but not otherwise able, to attend and vote in respect of the New Resolutions at the AGM, you are strongly urged to complete and return this Supplemental Proxy Form in accordance with the instructions printed below as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of this Supplemental Proxy Form will not preclude shareholders from attending and voting in respect of the New Resolutions at the AGM (or any adjournment thereof).

The proxy forms issued by the Company and despatched to its shareholders with the AGM Notice issued on 15th May, 2007, if completed and received by the Company in accordance with the instructions printed thereon, are, and will continue to be, valid in respect of all other resolutions proposed for approval at the AGM. Shareholders not using this Supplemental Proxy Form are however not able to vote in respect of the New Resolutions.

I/We________________________________________________________________________________________________________(Note 1), “A” / “H” share shareholder account number (if applicable): ___________________________________________________________________________________________________________________________________ address: _________________________________________________________________________________________________________________________________________ (Note 1), hold _____________________________________________________________________________________________________________“A” / “H” shares (Note 2) of the Company and hereby entrust the chairman of the AGM or Mr/Ms. ____________________________________________________________________________________________________ of ___________________________________________________________________________________________________________________________________ (Note 3), to represent me/us to attend the AGM to be held at Meeting Centre, Shanghai Home You Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China, at 9:00 a.m. on Friday, 29th June, 2007 and vote on behalf of me/us in respect of the New Resolutions according to the following instructions. In the absence of any instruction, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

ORDINARY RESOLUTIONS				AGREE	DISAGREE
7.	(a)	To approve the termination of office as a whole for the fourth session of the Board upon the conclusion of the forthcoming AGM; to approve 9 directors among them to be appointed to the fifth session of the Board
		(i)	Cao Jianxiong
		(ii)	Luo Zhuping
		(iii)	Li Fenghua
		(iv)	Luo Chaogeng
		(v)	Hu Honggao
		(vi)	Peter Lok
		(vii)	Wu Baiwang
		(viii)	Zhou Ruijin
		(ix)	Xie Rong
	(b)	To approve 1 new director candidate to be appointed to the fifth session of the Board
		(i)	Li Jun
8.	(a)	To approve the termination of office as a whole for the fourth session of the Supervisory
Committee upon the conclusion of the forthcoming AGM; to approve 1 former supervisor
		to be	appointed to the fifth session of the Supervisory Committee
		(i)	Liu Jiashun
	(b)	To approve 2 new supervisor candidates to be appointed to the fifth session of the
Supervisory Committee
		(i)	Liu Jiangbo
		(ii)	Xu Zhao

Signature:___________________________________	Date: ______________________2007

Notes:
1.	Please print your full name and address in English as well as in Chinese.
2.
Please delete as appropriate and fill in the number of shares registered using your own name and relevant to this proxy form. If such number is not provided, the total number of shares registered using your own name will be used as the number of shares relevant to this proxy form.

3.
If you wish to appoint someone other than the chairman of the AGM, please delete the wording “the chairman of the AGM or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.
Note: if you would like to vote for the New Resolutions, please put a tick in the box marked “Agree”. If you would like to vote against the New Resolutions, please put a cross in the box marked “Disagree”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop.
6.
This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For domestic A share holders, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid. For H share holders, the aforementioned documents must also be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same time in order for such documents to be valid.

7.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.
8.	If a proxy attends the AGM, appropriate identification documents must be produced.